Exhibit 3.1

AMENDMENT NO. 3 TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

SUNOCO LP

January 1, 2016

This Amendment No. 3 (this “Amendment No. 3”) to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (the “Partnership”), dated as of September 25, 2012, as amended by Amendment No. 1 thereto dated as of October 27, 2014 and Amendment No. 2 thereto dated as of July 31, 2015 (as so amended, the “Partnership Agreement”) is hereby adopted effective, except as provided in Section 5.12(b)(v) hereof, as of January 1, 2016 (the “Class C Unit Effective Date”), by Sunoco GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement (i) pursuant to Section 13.1(d)(i) of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, or (ii) pursuant to Section 13.1(g) of the Partnership Agreement to reflect an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, in connection with the transactions contemplated by the Contribution Agreement dated as of January 1, 2016 (the “Contribution Agreement”) by and among Aloha Petroleum, Ltd., a Hawaiian corporation and a wholly owned indirect subsidiary of the Partnership (“Aloha”), and the Partnership, the Partnership has agreed to authorize the issuance of and to issue a new class of Partnership Interests designated as “Class C Units” having the rights, preferences and privileges set forth in this Amendment No. 3; and

WHEREAS, pursuant to the Contribution Agreement, Aloha will transfer certain of its assets to the Partnership in exchange for “Class C Units” of the Partnership; and

WHEREAS, immediately following the contribution, the Partnership will convey and assign all of the right, title and interest to the contributed assets to Aloha Petroleum LLC; and

WHEREAS, pursuant to the terms of the Exchange Agreement dated as of January 1, 2016 (the “Exchange Agreement”), by and among the Partnership, the General Partner, Stripes LLC, a Texas limited liability company and an indirect wholly owned subsidiary of the Partnership (“Stripes LLC”), and Stripes 1009 LLC, a Texas limited liability company and an indirect wholly owned subsidiary of the Partnership (“Stripes 1009”), Stripes LLC and Stripes 1009 have each agreed to receive “Class C Units” in exchange for their existing Class A Units as of the Class C Unit Effective Date; and

WHEREAS, the General Partner has determined that the amendments to the Partnership Agreement relating to allocations set forth herein are necessary and appropriate in connection with the exchange of the Class A Units for Class C Units pursuant to the Exchange Agreement; and

WHEREAS, the General Partner has determined that the creation of a new class of Partnership Interests to be designated as “Class C Units” provided for in this Amendment No. 3 is in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units; and

WHEREAS, the General Partner has determined, (i) pursuant to Section 13.1(d)(i) of the Partnership Agreement, that the changes to the Partnership Agreement set forth herein do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and (ii) pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein are necessary and appropriate in connection with the creation, authorization and issuance of the issuance of the Class C Units;

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

a.	Section 1.1 of the Partnership Agreement is hereby amended to add or amend and restate the following definitions in the appropriate alphabetical order:

“Aloha” means Aloha Petroleum, Ltd., a Hawaiian corporation.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand immediately prior to the date of distribution of Available Cash with respect to such Quarter (including any Working Capital Borrowings made subsequent to the end of such Quarter), less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Sections 5.14(b)(vi), 6.4 or 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date of distribution of Available Cash with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

“Class C Distribution Rate” means an amount per Class C Unit equal to 9.0% per annum (2.25% per quarter), of the Class C Unit Issue Price.

“Class C Quarterly Distribution” has the meaning set forth in Section 5.14(b)(vi).

“Class C Unit” means a Partnership Interest having the rights and obligations specified with respect to Class C Units in this Agreement.

“Class C Unit Effective Date” means January 1, 2016.

“Class C Unit Issue Price” means $38.5856.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Class C Unit.

“Contribution Agreement” means the Contribution Agreement dated as of January 1, 2016 by and between Aloha and the Partnership.

“Exchange Agreement” means the Exchange Agreement dated as of January 1, 2016 by and among the Partnership, the General Partner, Stripes LLC and Stripes 1009.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Class A Units, Class B Units, Class C Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Stripes 1009” means Stripes 1009 LLC, a Texas limited liability company.

“Stripes LLC” means Stripes LLC, a Texas limited liability company.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Class C Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

b.	Section 1.1 of the Partnership Agreement shall be amended to delete the following definitions in their entirety:

“Class B Conversion Effective Date” has the meaning assigned to such term in Section 5.13(b).

“Class B Unit” means a Partnership Interest having the rights and obligations specified with respect to Class B Units in this Agreement.

c.	Section 5.12(b)(v) of the Partnership Agreement is hereby amended to read as follows:

“(v) Allocations. The holders of Class A Units will be entitled to allocations of Partnership items of income, gain, loss and deduction pursuant to Sections 6.1(a), 6.1(b) and 6.2. Prior to any allocations being made pursuant to Section 6.1(c)(i)(B) but after allocations have been made pursuant to Section 6.1(c)(i)(A), the holders of Class A Units shall be allocated an amount of Net Termination Gain (or items thereof) on a per Class A Unit basis in an amount equal to the excess of the amount of cash distributed with respect to a Common Unit and the cash distributed with respect to a Class A Unit for the period that the Class A Units have been Outstanding. Thereafter, allocations of Net Termination Gain or Net Termination Loss (or items thereof) pursuant to Sections 6.1(c)(i), (ii), (iii), and (iv), (A) during the Subordination Period shall be made to the holders of Class A Units to the same extent as such items would be so allocated if such Class A Units were Subordinated Units that were then Outstanding, and (B) after the Subordination Period shall be made to the Class A Units to the same extent as such items would be so allocated if such Class A Units were Common Units that were then Outstanding. It is intended that, in addition to the allocation provided in the second sentence of this Section 5.12(b)(v), the holder of the Class A Units, on a per Class A Unit basis, be allocated an amount of Net Termination

Gain or Net Termination Loss (or items thereof) equal to the amount of Net Termination Gain or Net Termination Loss (or items thereof), as the case may be, allocated (A) during the Subordination Period, to each Subordinated Unit then Outstanding, or (B) after the Subordination Period, to each Common Unit then Outstanding. Notwithstanding the foregoing, the Class A Units will not be entitled to an allocation of any Propco Items. To the fullest extent permitted by law, this Section 5.12(b)(v) shall be effective as of July 31, 2015.

d.	Section 5.13 of the Partnership Agreement shall be amended and restated to read as follows:

“Section 5.13 Intentionally deleted.”

e.	Article V of the Partnership Agreement is hereby amended by adding a new Section 5.14 at the end thereof as follows:

“5.14 Establishment of Class C Units.

(a) General. The General Partner hereby designates and creates a series of Units to be designated as “Class C Units” and initially consisting of a total of 16,410,780 Class C Units. The initial Class C Units shall be issued as follows: (i) 5,242,113 Class C Units shall be issued to Aloha, upon the contribution of certain assets of Aloha to a wholly owned subsidiary of the Partnership pursuant to the Contribution Agreement, (ii) 5,624,527 Class C Units shall be issued to Stripes LLC, upon the exchange of the Class A Units held by it in accordance with the terms of the Exchange Agreement, and (iii) 5,544,140 Class C Units shall be issued to Stripes 1009, upon the exchange of the Class A Units held by it in accordance with the terms of the Exchange Agreement. Upon the exchange of the Class A Units for the Class C Units, the Class A Units shall be cancelled. In accordance with Section 5.6, the General Partner shall have the power and authority to issue additional Class C Units from time to time following the Class C Unit Effective Date.

(b) Rights of Class C Units. The Class C Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations (and such rights, preferences, privileges and duties shall continue, and the Class C Units shall continue to be deemed Outstanding to the extent of such rights, preferences, privileges and duties, if and when such Class C Units are held by any Group Member, notwithstanding Section 17-702(d) of the Delaware Act or any provision in Section 7.11 to the contrary):

(i) Initial Capital Account. The initial Capital Account with respect to each Class C Unit will be equal the Class C Unit Issue Price.

(ii) Voting Rights. Notwithstanding any other provisions of this Agreement, the holders of Class C Units shall not have any voting, consent or approval rights with respect to such Class C Units, except as otherwise required by any non-waivable provision of law. With respect to any matter on which the holders of Class C Units are entitled to vote, each Class C Unit will be entitled to one vote on such matter and shall vote together with the Common Units as a single class.

(iii) Redemption and Conversion Rights. The Class C Units shall be perpetual and shall not have any rights of redemption or conversion.

(iv) Registrar and Transfer Agent. Unless and until the General Partner determines to assign the responsibility to another Person, the General Partner shall act as the Transfer Agent for the Class C Units.

(v) Allocations.

(A) The holders of Class C Units shall not be entitled to receive (i) any allocations of Propco Items, and (ii) except as otherwise provided in this Section 5.14(b)(v), allocations of (1) Net Income pursuant to Section 6.1(a), (2) Net Loss pursuant to Section 6.1(b), or (3) Net Termination Gains and Net Termination Losses pursuant to Section 6.1(c).

(B) Items of Partnership depreciation, amortization and cost recovery deductions for the taxable period shall be allocated to the holders of Class C Units to the extent such items would be allocated to the holders of Class C Units if each Class C Unit were treated as a Common Unit.

(C) For each taxable period, after the application of Section 6.1(c)(i)(A), but before the application of Section 6.1(c)(i)(B), Net Termination Gain (other than from Propco Items) shall be allocated to the holders of the Class C Units, Pro Rata, until the Capital Account of each Class C Unit is equal to the Class C Unit Issue Price.

(D) For each taxable period, after the application of Section 6.1(c)(i)(C), but before the application of Section 6.1(c)(i)(D), the holders of the Class C Units shall be allocated, Pro Rata, 1% of the remaining aggregate Net Termination Gain (other than from Propco Items), if any, that is to be allocated pursuant to Sections 6.1(c)(i)(D)-(G); provided, however, that an allocation shall only be made to the holders of Class C Units pursuant to this Section 5.14(b)(v)(D) if the Capital Account of each Common Unit is equal to or greater than the Class C Unit Issue Price immediately prior to making such allocation.

(E) For each taxable period, after the application of Section 6.1(c)(ii)(B), but before the application of Section 6.1(c)(ii)(C), the holders of the Class C Units shall be allocated Net Termination Loss (other than from Propco Items) until the Capital Account in respect of each Class C Unit has been reduced to zero.

(F) For the purposes of effectuating the intent of the foregoing allocation provisions, the General Partner shall have the sole discretion to make special allocations of items of Partnership gross income, gain, loss or deductions among the Unitholders as it deems reasonable.

(G) Notwithstanding the foregoing, if Propco (or a successor entity thereto that is classified as a corporation for U.S. federal income tax purposes) is an asset of the Partnership in the year in which the Partnership is liquidated and the aggregate balance of the Capital Accounts of the Unitholders (other than the holders of the Class C Units) after the allocations under Section 6.1(c) would be less than the Carrying Value of Propco, then Net Termination Gain or Net Termination Loss, as the case may be, or if necessary items thereof, shall be allocated among the Unitholders to the extent necessary to cause the aggregate balance of the Capital Accounts of the Unitholders (other than the holders of the Class C Units) to equal the Carrying Value of Propco (or a successor as set forth above) after all allocations have been made.

(vi) Distributions. Commencing with the Class C Unit Effective Date, the holders of the Class C Units as of an applicable Record Date shall be entitled to receive distributions (each, a “Class C Quarterly Distribution”) of the Partnership’s Available Cash other than Propco Available Cash, prior to any other distributions made in respect of the any other Partnership Interests pursuant to Section 6.3, Section 6.4 or Section 6.5, in cash in an amount equal to the Class C Distribution Rate on all Outstanding Class C Units. Distributions shall be paid Quarterly within sixty (60) days following the end of each Quarter, commencing with the Quarter ending December 31, 2015. Each Record Date established for a Class C Quarterly Distribution in respect of any Quarter shall be the same Record Date established for any distribution to be made by the Partnership in respect of other Partnership Interests pursuant to Section 6.3, Section 6.4 or Section 6.5 for such Quarter. Each Class C Quarterly Distribution (or, if applicable, portion thereof) for any Quarter that is payable in cash shall be paid in cash unless either the Partnership’s Available Cash other than Propco Available Cash is insufficient to pay the Class C Quarterly Distribution or such payment is prohibited by the terms of the Partnership’s material financing agreements, in which case (A) the amount of such accrued and unpaid distributions will accumulate until paid in full in cash, and (B) the balance of such accrued and unpaid distributions shall increase at a rate of 1.5% per annum, compounded quarterly, from the date such distribution was due until the date it is paid. In no event will a holder of Class C Units be entitled to receive any distributions of Propco Available Cash. Notwithstanding anything to the contrary in this Section 5.14(b)(vi), Aloha, as a holder of Class C Units, shall not receive distributions pursuant to this Section 5.14(b)(vi) with respect to the Quarter ending December 31, 2015. For the avoidance of doubt, holders of Class C Units (other than Aloha) shall be entitled to receive distributions pursuant to this Section 5.14(b)(vi) with respect to the Quarter ending December 31, 2015.

(vii) Certificates. The Class C Units shall be evidenced by certificates in such form as the General Partner may approve and, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Common Units.

f.	Each of Section 6.1(c)(iii) and Section 6.1(c)(iv) of the Partnership Agreement shall be deleted in its entirety.

g.	Section 6.1(d)(iii)(A) of the Partnership Agreement is hereby amended and restated to read as follows:

“(A) If the amount of cash or the Net Agreed Value of any property distributed with respect to a Unit, other than a Class C Unit, for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit, other than a Class C Unit, within the same taxable period (the amount of the excess, an “Excess Distribution” and the Units with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current and all previous taxable periods is equal to the amount of the Excess Distribution.

h.	Section 6.1(d)(iii) of the Partnership Agreement is hereby amended by adding a new subsection (C) to such Section:

“(C) After the application of Section 6.1(d)(iii)(B), all or any portion of the remaining items of Partnership gross income or gain (other than Propco Items) for the taxable period shall be allocated (1) first, to the holders of the Class C Units (other than Aloha), Pro Rata, until the aggregate amount of such items allocated to the holders of Class C Units (other than Aloha) pursuant to this Section 6.1(d)(iii)(C)(1) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all cash distributions made to the holders of the Class C Units (other than Aloha) pursuant to Section 5.14(b)(vi) with respect to the Quarter ending December 31, 2015, and (2) then, to the holders of the Class C Units, Pro Rata, until the aggregate amount of such items allocated to the holders of Class C Units pursuant to this Section 6.1(d)(iii)(C)(2) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all cash distributions made to the holders of the Class C Units pursuant to Section 5.14(b)(vi) from the Class C Unit Effective Date to a date that is 60 days after the end of the current taxable year, other than distributions made to the holders of Class C Units (other than Aloha) pursuant to Section 5.14(b)(vi) with respect the Quarter ending December 31, 2015.”

i.	Section 6.4(a) of the Partnership Agreement shall be amended and restated to read as follows:

“(a) Intentionally deleted.”

j.	Section 6.4(b) of the Partnership Agreement shall be amended and restated to read as follows:

(b) “Subject to Section 5.14(b)(vi), Available Cash with respect to any Quarter that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise contemplated by Section 5.6(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50.0% to all Unitholders holding Common Units, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).”

k.	Section 6.5 of the Partnership Agreement is hereby amended and restated to read in its entirety:

“Distributions of Available Cash from Capital Surplus. Subject to Section 5.14(b)(vi), Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise:

(a) First, 100% to all the Unitholders holding Common Units, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b) Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4(b).”

l.	Section 6.10 of the Partnership Agreement shall be deleted in its entirety.

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. If any provision or part of a provision of this Amendment No. 3 is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Amendment No. 3 shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 4. This Amendment No. 3 shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

SUNOCO GP LLC

By:	/s/ Robert W. Owens
Name: Robert W. Owens
Title: President and Chief Executive Officer